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                                                                  EXHIBIT 4.14

                                 June 26, 2000




Gilat-To-Home, Inc.
1750 Old Meadow Road
McLean, Virginia 22102



Ladies and Gentlemen:

                  This letter sets forth the agreement between Bank Leumi USA (the "Lender") and Gilat-To-Home Inc. (the "Company") relating to the fees and expenses to be paid by the Company to the Lender in connection with the $90 million financing facility proposed to be made available by the Lender to the Company (the "Financing Facility").

                  By its execution hereof, the Company agrees to pay to the Lender on the date of the closing of the Financing Facility (the "Closing Date") a closing fee (the "Closing Fee") equal to $400,000, provided that in the event that both (i) the amount of the Financing Facility increases above $90 million and (ii) another lender acceptable to the Lender becomes a party to the Financing Facility as a co-lender, the Closing Fee shall be increased to $500,000. The Closing Fee shall be due and payable in full on the Closing Date and fully-earned and non-refundable when paid.

                  By its execution of this letter, the Company also agrees to reimburse the Lender for all reasonable out-of-pocket expenses of the Lender, including, without limitation, the legal fees and expense of counsel to the Lender incurred in connection with the due diligence of the Lender and the negotiation, preparation, execution and delivery of this letter and any and all definitive documentation relating to the Financing Facility, including, but not limited to, any travel expenses of representatives of the Lender (collectively, the "Expenses"), provided that if the Financing Facility closes (A) up to $100,000 of such Expenses shall be paid out of the Closing Fee and (B) the Company shall not be obligated to pay the legal fees and expenses of counsel to the Lender incurred in connection with the due diligence of the Lender and the negotiation, preparation, execution and delivery of all definitive documentation relating to the Financing Facility that is executed on or prior to the Closing Date in excess of $50,000 (which $50,000 is in addition to the $100,000 set forth in clause (A) above). If the Closing Fee is paid to the Lender, in all events the first $100,000 of such legal fees and expenses of counsel to the



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Gilat Satellite Networks Ltd.
June 26, 2000
Page 2


Lender shall be paid out of the Closing Fee. The obligations of the Company under this paragraph shall remain effective whether or not the Closing Date occurs or definitive documentation is executed for the Financing Facility.

                  This letter (i) will be the Fee Letter referred to in the loan documentation for the Financing Facility, (ii) shall be governed by, and construed in accordance with, the laws of the State of New York and (iii) may not be amended or otherwise modified unless the same shall be in writing and signed by the Lender and the Company.

                  This letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement.

                              Very truly yours,

                              BANK LEUMI USA


                              By: /s/ MICHAELA KLEIN    /s/ STEVEN LAUFER
                                 -------------------------------------------
                                 Name:  Michaela Klein  Steven Laufer
                                 Title: SVP             AVP



Accepted and Agreed to
this 26th day of June, 2000

GILAT-TO-HOME INC.

By:  /s/ ZUR FELDMAN
    -----------------------
    Name: Zur Feldman
    Title: CEO & President